Exhibit 99.1

Gix Internet: deliverz.ai Granted Patent in South Korea, Expanding International Navigation IP Protection

Grant protects deliverz.ai’s navigation technology, supporting Gix’s broader Physical AI strategy

TEL AVIV, Israel – October 30, 2026 – Gix Internet Ltd. (Nasdaq: GIXI; TASE: GIX) (“Gix” or the “Company”), a dual-listed technology company, today announced that its wholly owned subsidiary, deliverz.ai (“Deliverz”), has been granted a patent in South Korea (Application No. 10-2022-7013675) titled “NAVIGATION INDICATION OF A VEHICLE.” The formal grant follows the previously announced allowance of the application in August 2026.

The patent covers a method and system for providing navigation indications for a vehicle between two points, based in part on visual information from the surrounding environment. The invention describes a method and system for navigating a vehicle from a first location to a second location by using images captured from the vehicle’s surroundings to identify visual cues from a database of visual cues, and to generate accurate location information for the vehicle. The technology is intended to support autonomous vehicle and robot navigation.

The grant strengthens protection for navigation technology that supports Gix’s broader Physical AI strategy: an AI-powered management and orchestration layer coordinating robots, people and autonomous systems. The patent relates to navigation; the broader orchestration platform forms part of the Company’s business strategy.

The South Korean patent grant extends the international protection of this technology alongside patents already granted in Europe and Israel. The patent grant further expands the international protection of Deliverz’s technology and represents a positive development supporting the Company’s growth strategy.

Deliverz’s platform combines management software, autonomous mobile robots and human couriers to coordinate deliveries in real time. It allocates tasks by location, priority and availability from a central operations system, with the aim of improving reliability, throughput and cost efficiency in complex facilities such as hospitals.

“Our strategy is to build an intelligent management layer that coordinates robots, people and autonomous systems in real-world operations. Protecting the navigation technology used by our robots strengthens an important part of that foundation,” said Amir Nardimon, Chief Executive Officer of Gix. “The South Korean patent grant broadens our international IP protection as we continue to develop Deliverz’s commercial use in hospital logistics and pursue opportunities to apply our Physical AI platform in additional complex environments.”

About Gix Internet Ltd.

Gix Internet Ltd. is a technology company that is listed on the Nasdaq Capital Market under the symbol GIXI and on the Tel Aviv Stock Exchange under the symbol GIX. Its operating focus is deliverz.ai, a wholly-owned company that develops an AI-powered management and orchestration layer for robots, people and autonomous systems, commercially proven today in hospital logistics. The platform combines management software with autonomous mobile robots and human couriers to schedule and assign internal deliveries in real time - by location, priority and availability - from a central operations system. It is built for last-mile movement inside complex, high-traffic facilities such as hospitals, is in commercial use at Sheba Medical Center, and is being introduced to U.S. healthcare organizations. Gix’s broader strategy is to extend the same management architecture to additional autonomous systems and complex physical operating environments. Gix also holds a strategic minority stake in Quantum X Labs Inc., a separately listed company. For more information, visit https://www.gix-internet.com/.

About deliverz.ai

deliverz.ai is defining the future of healthcare logistics automation with an end-to-end, AI-powered orchestration platform that unifies autonomous robots, human transport teams, and hospital workflows into a single intelligent system. Robot-agnostic and built to scale, deliverz.ai automates and optimizes logistics across any workflow and within any environment, increasing throughput, reducing costs, and improving both patient and staff experience. Delivered through a flexible Software as a Service (SaaS) and Robotics as a Service (RaaS) model, deliverz.ai provides the intelligent logistics backbone for hospitals, making operations smarter, faster, and patient-centered. For more information, visit https://www.deliverz.ai

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gix’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential contribution of the patent grant and patented technology to the Company’s Physical AI strategy, the potential applications and benefits of its technology, the continued development and commercialization of Deliverz’s technology, and the Company’s plans and objectives regarding the expansion of its Physical AI platform into additional operating environments. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s registration statement on Form 20-F (File No. 001-43362), as amended, as filed with the SEC on June 18, 2026, and in subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Gix is not responsible for the content of third-party websites. IBM, IBM Quantum and the names of IBM quantum processors are trademarks of International Business Machines Corporation; IBM is not affiliated with, and has not endorsed, Gix, QXL or the results described in this press release.

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